Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS Date: JANUARY 14, 2025 Time: 11:00 A.M. (Pacific Time) 2500- 666 Burrard Street Vancouver, BC V6C 2X8 Record Date: Record Date: November 25, 2024

NOTICE OF SPECIAL MEETING

NOTICE is hereby given that a special meeting (the ”First Majestic Special Meeting”) of the holders (the ”First Majestic Shareholders”) of common shares (“First Majestic Common Shares”) of First Majestic Silver Corp. (“First Majestic”) will be held at the offices of Bennett Jones LLP at Suite 2500 – 666 Burrard Street, Vancouver, British Columbia V6C 2X8, on January 14, 2025 at 11:00 a.m. (Pacific Time). At the First Majestic Special Meeting, First Majestic Shareholders will be asked to consider and, if deemed advisable by them, to pass, with or without variation, an ordinary resolution (the ”Share Issuance Resolution”), the full text of which is set out in “Appendix A – Resolution to be Approved at the First Majestic Special Meeting” to the accompanying management information circular of First Majestic dated December 6, 2024 (the ”Management Information Circular”) authorizing and approving the issuance of the number of First Majestic Common Shares as shall be necessary to satisfy the Merger Consideration under the terms of the Merger Agreement (as such terms are defined in the Management Information Circular), anticipated to be up to an aggregate of 190,000,000 First Majestic Common Shares.

We will also consider other business that may properly be brought before the First Majestic Special Meeting or any adjournment or postponement thereof. This Notice of Special Meeting is accompanied by the Management Information Circular and a form of proxy or voting instruction form (as applicable). First Majestic Shareholders are referred to the Management Information Circular for more detailed information regarding the First Majestic Special Meeting.

The board of directors of First Majestic unanimously recommends that First Majestic Shareholders VOTE FOR the Share Issuance Resolution. It is a condition to the completion of the Transaction (as such term is defined in the Management Information Circular) that the Share Issuance Resolution be approved at the First Majestic Special Meeting. If the Transaction is not completed, the First Majestic Shares referred to in the Share Issuance Resolution will not be issued, even if the Share Issuance Resolution is approved at the First Majestic Special Meeting.

The record date for notice and for voting at the First Majestic Special Meeting is November 25, 2024. Only registered shareholders as of the close of business on November 25, 2024, will be entitled to vote at the First Majestic Special Meeting.

If you are a registered shareholder of First Majestic and are unable to attend the First Majestic Special Meeting, please read, sign and date the form of proxy for the First Majestic Special Meeting (the ”Proxy”) and deposit it with Computershare Investor Services Inc. (“Computershare”) by courier or mail at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or by facsimile at 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (international) by 11:00 a.m. (Pacific Time) on January 10, 2025 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Special Meeting. Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy. The Company cannot guarantee that proxies sent by mail will be received prior to the proxy deposit deadline for the Special Meeting due to the ongoing Canada Post labour dispute. Accordingly, shareholders are encouraged to use the alternative methods described above for depositing their proxies. The deadline for the deposit of Proxies may be waived or extended by the Chair of the Meeting at his sole discretion, without notice.

If you are a non-registered shareholder of First Majestic, please complete and return the voting instruction form (or other accompanying form) in accordance with the instructions for completion and deposit. All shareholders may attend the First Majestic Special Meeting but must follow the instructions set out in the accompanying Management Information Circular if they wish to vote at the Special Meeting.

The Company has adopted the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Notice of Special Meeting and Management Information Circular (collectively, the ”Meeting Materials”) to shareholders for the First Majestic Special Meeting. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials. Other shareholders wishing to receive a printed copy of the Meeting Materials should follow the instructions set out in the Notice and Access notification. The Company cannot guarantee that paper copies of the Meeting Materials will be received by requesting shareholders with Canadian addresses in advance of the proxy deposit deadline for the Special Meeting due to the ongoing Canada Post labour dispute. In light of this, shareholders who wish to receive paper copies of the Meeting Materials may request these from the Company by calling toll free 1-866-529-2807 or by sending an e-mail to info@firstmajestic.com. Alternatively, shareholders may request that the Company send them a copy of the Meeting Materials by e-mail.

Any First Majestic Shareholders who require assistance in voting their First Majestic Common Shares may contact Kingsdale Advisors, the Company’s strategic advisor and proxy solicitation agent, by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com. To obtain current information about voting your First Majestic Common Shares, please visit www.AGSpecialMeeting.com.

DATED at Vancouver, British Columbia, this 6th day of December, 2024.

ON BEHALF OF THE BOARD OF DIRECTORS

OF FIRST MAJESTIC SILVER CORP.

(signed) “Keith Neumeyer”

Keith Neumeyer

President & Chief Executive Officer